David B. Manno

Direct Dial: 212-946-9383

dmanno@milbergweiss.com

December 7, 2005

VIA EDGAR

Adelaja K. Heyliger, Esq. United States Securities and Exchange Commission 100 F Street, N. E. Washington, DC 20549

Re:	Conolog Corporation (the “Company”) Registration Statement on Form SB-2-No. 333-128089 (the “Registration Statement”)

Dear Mr. Heyliger:

Enclosed is the Company’s request for acceleration of the Registration Statement.

Please feel free to contact me should you have any questions.

Very truly yours,

/s/ David B. Manno

David B. Manno

DBM:rb

cc:	Robert Benou (via fax) Barbara R. Mittman, Esq. (via fax and e-mail)

Milberg Weiss Bershad & Schulman LLP

One Pennsylvania Plaza · New York, NY 10119-0165 · (212) 594-5300 · Fax: (212) 868-1229 · www.milbergweiss.com

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